

June 13, 2011

Via E-Mail
Greg D. Smith
Vice President, Finance and Chief Financial Officer
Minefinders, Corporation Ltd.
2288 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

     Re: **Minefinders Corporation Ltd.**
              Form 40-F
              Filed February 24, 2011
              File No. 001-31586

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2010 filed February 24, 2011

Proven and Probable Reserves, page 9

1.   We note your proven reserves as reported in this section are greater than your measured resources, which is incompatible with National Instrument 43-101 (NI 43-101). With the passage of NI 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all your mineral reserves and/or resource estimates that are disclosed under this provision must meet the standards of National Instrument 43-101. Please modify your filing to present resource estimates that are consistent with your reserve estimates.

2.   We note that your website, http://www.minefiners.com/ appears to contain more current
        information regarding the Delores property mineral reserves and/or resources than that
        which is presented in your filing. Explain to us how you considered the apparent
        availability of this more current information in preparing the information included in your
        filing.

3.   The cutoff grade is a critical component used to evaluate the potential of the mineral
        properties. Please disclose the cutoff grade used to evaluate your reserve/resource
        estimates. If you use a gold equivalent grade, please disclose this fact prominently with
        your resource/reserve tables and include the appropriate commodity prices, operating
        costs and recovery parameters.

4.   Please provide supplementally, your production information regarding your Delores
        property. This information would include your quarterly pre-production in 2008, 2009,
        and 2010 for the following:

                Mining: Ore tonnes/grade
                                Stockpile tonnes/grade
                                Waste tonnes

                Processing: Ore crushed tonnes/grade
                                Leach placement tonnes/grade
                                Surface area under leach
                                Barren/Pregnant Solution - Flow/Grade
                                Gold/Silver Recovered
                                Gold/Silver Sold

5.   We also note your statement that the Dolores mineral reserves have not been updated for
        production since the initial mining operations began in 2008. Please disclose reserve
        estimates updated through your most recent fiscal year end. Note that any disclosures
        implying that you replenished your resources/reserves through exploration which you are
        not able to demonstrate with an engineering study should be removed.

6.   Please clarify whether your financial statements reflect amortization of costs associated
        with your mining property and equipment for each period or if you suspended recognition
        for any period because you had not obtained a verified reserve estimate. To the extent
        that costs were amortized, submit your amortization calculations covering each period
        and an explanation of the methodology applied.

7.   We note you are subject to occupational safety requirements at your operating facilities.
        In an appropriate section of your filing, please include a discussion of your safety
        programs and your performance referencing capital expenditures, safety programs, and
        statistical measures your organization utilizes to monitor your performance. It would be
        helpful to include safety statistics, such as a total injury frequency rate, lost-time injury

frequency rate, and a fatal injury frequency rate, if these metrics are available. Please disclose appropriate safety statistics for your various operations for the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer at (202) 551-3718 if you have questions regarding the engineering comments and related matters. Please contact me, Brad Skinner at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant